SEC Mail Processing Section SECU

MAR 01 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Avenue; Suite 200; P. O. Box 88
(No. and Street)

Bridgeville PA 15017-0088
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. Biber (412)221-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. W; Suite 508; Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P. Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JAMES A IAGNEMMA
Notary Public
SOUTH FAYETTE TWP., ALLEGHENY CNTY
My Commission Expires Jul 18, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Accrual Basis

Greentree Investment Service, Inc.
Statement of Financial Condition
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
First Commonwealth	286.02
Pershing Account	1,402.16
Total Checking/Savings	1,688.18
Accounts Receivable	
Mutual Fund Comm Receivable	6.88
Total Accounts Receivable	6.88
Other Current Assets	
Fidelity Equity Growth Fund	19,899.70
Saxony Securities Deposit	1,000.00
Total Other Current Assets	20,899.70
Total Current Assets	22,594.76
TOTAL ASSETS	**22,594.76**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounting Fees Payable	3,050.00
Other Expense Payable	2,030.80
Telephone Expense Payable	176.40
Total Accounts Payable	5,257.20
Total Current Liabilities	5,257.20
Total Liabilities	5,257.20
Equity	
Additional Paid in Capital	113,553.00
Capital Stock	1,147.00
Retained Earnings	-100,119.65
Net Income	2,757.21
Total Equity	17,337.56
TOTAL LIABILITIES & EQUITY	**22,594.76**

Greentree Investment Service, Inc.
Statement of Income (Loss)
Accrual Basis — **January through December 2016**

			Jan - Dec 16
Ordinary Income/Expense			
Income			
Dividend Income			0.01
Insurance Income			
Life Insurance Premium Income		415.18	
Total Insurance Income			415.18
Investment Company Income			
Mutual Fund Income		276.28	
Mutual Fund Trails		11,714.16	
Variable Annuity Income		2,000.00	
Variable Annuity Trails		2,795.05	
Total Investment Company Income			16,785.49
Listed Securities Income			3,830.00
Long Term Capital Gain Dist.			1,213.85
OTC Securities Income			704.75
Unrealized Gain/Loss Investment			-1,200.46
Total Income			21,748.82
Expense			
Insurance			
Liability Insurance			
Umbrella	245.00		
Liability Insurance - Other	871.00		
Total Liability Insurance		1,116.00	
Work Comp		626.00	
Total Insurance			1,742.00
Licenses and Permits			
Insurance License		59.50	
Total Licenses and Permits			59.50
Office Expense			
Utilities			
Electric	1,121.92		
Total Utilities		1,121.92	
Total Office Expense			1,121.92
Other Expense			
Printing		155.15	
Rivers Club		2,384.00	
Saxony Charges		2,885.34	
Other Expense - Other		256.79	
Total Other Expense			5,681.28
Postage and Delivery			
P.O. Box Rental Fee		130.00	
Total Postage and Delivery			130.00
Professional Fees			
Accounting		3,050.00	
Total Professional Fees			3,050.00
Regulatory Fees & Expenes			
NASD Fees		4,103.00	
Total Regulatory Fees & Expenes			4,103.00

Greentree Investment Service, Inc.
Statement of Income (Loss)
January through December 2016

Accrual Basis

	Jan - Dec 16
Telephone	
DSL	2,078.54
Local Telephone	1,025.37
Total Telephone	3,103.91
Total Expense	18,991.61
Net Ordinary Income	2,757.21
Net Income	**2,757.21**

Greentree Investment Service, Inc.
Statement of Changes in Financial Condition
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	2,757.21
Adjustments to reconcile Net Income to net cash provided by operations:	
Mutual Fund Comm Receivable	-1.19
Fidelity Equity Growth Fund	-13.39
Accounting Fees Payable	1,300.00
Other Expense Payable	-4,541.24
Telephone Expense Payable	-613.85
Net cash provided by Operating Activities	-1,112.46
FINANCING ACTIVITIES	
Additional Paid in Capital	990.00
Capital Stock	10.00
Net cash provided by Financing Activities	1,000.00
Net cash increase for period	-112.46
Cash at beginning of period	1,800.64
Cash at end of period	**1,688.18**

GREENTREE INVESTMENT SERVICES, INC
STATEMENT OF CHAGNES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2016			1137	$1,137	1112	$112,563	($100,120)	$13,580
Net Income	-	-	-	-	-	-	2,757	2,757.00
Capital Transactions	-	-	10	10	10	1000	-	1000
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2016	0	$0	1147	$1,147	1122	$113,563	($97,363)	$17,337

Greentree Investment Services, Inc.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
As of and for the Year-Ended December 31, 2016

Not Appplicable

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Greentree Investment Services, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Pennsylvania effective May 21, 1991. The Company has adopted a calendar year.

Description of Business

The Company, located in Bridgeville, PA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company's concentration is services, which is brokerage services.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

GREENTREE INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Fair values of assets measured on a recurring basis at December 31, 2016 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2016		
Marketable Securities	$ 19,899.70	$ 19,899.70
Total	$ 19,889.70	$ 19,899.70

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was an unrealized loss of $1,200.46.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2016		
Marketable Securities	$ 19,899.70	$ 19,899.70
Total	$ 19,899.70	$ 19,899.70

Cost and fair value of money market funds and marketable securities at December 31, 2016 are as follows:

	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
December 31, 2016				
Held to Maturity:				
Marketable Securities	12,172.85	7,726.85	0.00	19,899.70
Totals	$ 12,172.85	7,726.85	0.00	$ 19,899.70

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE F – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Greentree Investment Services, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity		$ 17,338
Non-Allowable Assets		
Other Assets	$1,000	
Accounts Receivable	1	
Total Non-Allowable Assets		$ 1,001
Haircuts on Securities Positions		
Securities Haircuts	$ 2,985	
Undue Concentration Charges		
Total Haircuts on Securities Positions		$ 2,985
Net Allowable Capital		$ 13,352

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 350
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 8,352

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 5,257
Percentage of Aggregate Indebtedness to Net Capital	39.37%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 13,352
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	$ 13,352
Reconciled Difference	$ 0

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Greentree Investment Services, Inc.
600 Washington Avenue
Bridgeville, PA 15017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Greentree Investment Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Greentree Investment Services, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Greentree Investment Services, Inc. stated that Greentree Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Greentree Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Greentree Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Greentree Investment Services, Inc.
600 Washington Avenue
Bridgeville, PA 15017

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Greentree Investment Services, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Greentree Investment Services, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Greentree Investment Services, Inc.'s management is responsible for Greentree Investment Services, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Greentree Investment Services, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017

Greentree Investment Services, Inc.
600 Washington Avenue; Suite 200
P.O. Box 88
Bridgeville, PA 15017
Member FINRA and SIPC
(412) 221-9250 (800) 801-0277
FAX 257-0817

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Greentree Investment Services, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Greentree Investment Services, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Greentree Investment Services, Inc.'s past business has been of similar nature and has complied to this exemption since its inception.

Kevin Biber, the president of Greentree Investment Services, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Kevin Biber has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Greentree Investment Services, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (412) 221-9250.

Very truly yours,

Greentree Investment Services, Inc.

Kevin Biber
President